L'ORÉAL

L'OREAL
International Financial Information Department

Clichy, October 26th, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **Weekly disclosures of trading in the Company's own shares from September to 24th October 2005, as filed with the French *Autorité des Marchés Financiers***
- **The translations of BALO of August, 5th, 2005 and on August, 26th, 2005.**
- **The Letter to shareholders n°34**

Very truly yours,

The International Financial
Communications Director

Jean-Régis CAROF

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions de l'Article 241-5 du Règlement général de l'AMF, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 17/10/2005 au 21/10/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
17/10/2005	60 000	62,47 €	3 748 080,00
			0,00
			0,00
			0,00
			0,00
Total	60 000		3 748 080,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels

Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 17/10/2005 to 21/10/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
17/10/2005	60 000	62,47 €	3 748 080,00
			0,00
			0,00
			0,00
			0,00
Total	60 000		3 748 080,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 03/10/2005 au 07/10/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
03/10/2005	140 000	64,53 €	9 034 872,00
04/10/2005	100 000	65,16 €	6 515 900,00
05/10/2005	150 000	65,20 €	9 780 000,00
06/10/2005	200 000	64,13 €	12 826 000,00
07/10/2005	160 000	63,72 €	10 195 360,00
Total	750 000		48 352 132,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 03/10/2005 to 07/10/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
03/10/2005	140 000	64,53 €	9 034 872,00
04/10/2005	100 000	65,16 €	6 515 900,00
05/10/2005	150 000	65,20 €	9 780 000,00
06/10/2005	200 000	64,13 €	12 826 000,00
07/10/2005	160 000	63,72 €	10 195 360,00
Total	750 000		48 352 132,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 26/09/2005 au 30/09/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
26/09/2005	130 000	65,43	8 505 640,00
27/09/2005	170 000	64,86	11 026 200,00
28/09/2005	140 000	64,83	9 076 200,00
29/09/2005	150 000	64,51	9 676 500,00
30/09/2005	160 000	64,70	10 352 160,00
Total	750 000		48 636 700,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels

Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 30/09/2005 to 23/09/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
26/09/2005	130 000	65,43	8 505 640,00
27/09/2005	170 000	64,86	11 026 200,00
28/09/2005	140 000	64,83	9 076 200,00
29/09/2005	150 000	64,51	9 676 500,00
30/09/2005	160 000	64,70	10 352 160,00
Total	750 000		48 636 700,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 19/09/2005 au 23/09/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
19/09/2005	150 000	66,71	10 006 500,00
20/09/2005	140 000	65,57	9 179 800,00
21/09/2005	180 000	64,62	11 630 720,00
22/09/2005	170 000	63,53	10 800 100,00
23/09/2005	110 000	63,98	7 038 020,00
Total	750 000		48 655 140,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 19/09/2005 to 23/09/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
19/09/2005	150 000	66,71	10 006 500,00
20/09/2005	140 000	65,57	9 179 800,00
21/09/2005	180 000	64,62	11 630 720,00
22/09/2005	170 000	63,53	10 800 100,00
23/09/2005	110 000	63,98	7 038 020,00
Total	750 000		48 655 140,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.





L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 12/09/2005 au 16/09/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
12/09/2005	130 000	65,85	8 561 020,00
13/09/2005	170 000	66,08	11 233 600,00
14/09/2005	140 000	66,03	9 244 200,00
15/09/2005	160 000	66,40	10 624 640,00
16/09/2005	150 000	67,02	10 052 250,00
Total	750 000		49 715 710,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 12/09/2005 to 16/09/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
12/09/2005	130 000	65,85	8 561 020,00
13/09/2005	170 000	66,08	11 233 600,00
14/09/2005	140 000	66,03	9 244 200,00
15/09/2005	160 000	66,40	10 624 640,00
16/09/2005	150 000	67,02	10 052 250,00
Total	750 000		49 715 710,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Déclaration des transactions sur actions propres



En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 05/09/2005 au 09/09/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
05/09/2005	190 000	64,03	12 165 700,00
06/09/2005	180 000	64,89	11 679 660,00
07/09/2005	160 000	65,19	10 431 040,00
08/09/2005	120 000	65,09	7 811 112,00
09/09/2005	100 000	65,45	6 544 800,00
Total	750 000		48 632 312,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels

Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 05/09/2005 to 09/09/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
05/09/2005	190 000	64,03	12 165 700,00
06/09/2005	180 000	64,89	11 679 660,00
07/09/2005	160 000	65,19	10 431 040,00
08/09/2005	120 000	65,09	7 811 112,00
09/09/2005	100 000	65,45	6 544 800,00
Total	750 000		48 632 312,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'OREAL GROUP 1ST HALF-YEAR 2005 SALES

(€M)

	2005	2004-IFRS
1st Quarter		
Cosmetics	3,481.7	3,427.7
Dermatology	57.4	56.6
1st Quarter Total	3,539.1	3,484.3
2nd Quarter		
Cosmetics	3,545.6	3,362.6
Dermatology	78.9	74.6
2nd Quarter Total	3,624.5	3,437.3
1st half-year		
Cosmetics	7,027.4	6,790.3
Dermatology	136.2	131.2
1st half-year Total	7,163.6	6,921.6

1°) On the 30th June 2005, L'Oréal's first 6 months sales growth is +3.5% in IFRS consolidated figures.
The effect of currency fluctuations was negative at -0.7%.
The net effect of changes in the consolidated structure was +0.1%.
Like for like, that is to say with an identical structure and exchange rates, the L'Oréal group's sales was +4.1%.

2°) Cosmetics sales rose by +3.5% on IFRS consolidated figures and increase by +4.1% like for like.

3°) The consolidated cumulated sales are calculated using the average monthly exchange rates.
The figures in the above table reflect the total sales made to third parties by L'Oréal and its French foreign subsidiaries.

"English translation for convenience purpose, only. If any dispute arise, French version should prevail."

NEXITY

Société anonyme au capital de 149 294 990 €.
Siège social : 1, terrasse Bellini, TSA 48200 La Défense 11, 92919 Paris-La Défense Cedex.
444 346 795 R.C.S. Nanterre.

Chiffre d'affaires consolidé du premier semestre 2005.

(En millions d'euros)	2005 IFRS	% périmètre réel	% périmètre constant	2004 IFRS pro forma	Pro forma entrantes 2004 (renvoi 1)	2004 IFRS	2004 Retraitements IFRS	2004 Référentiel 99-02
Logement :								
Premier trimestre	340,3	24,6 %	24,6 %	273,2		273,2	21,2	252,0
Deuxième trimestre	257,8	10,1 %	10,1 %	234,1		234,1	– 19,4	253,5
Cumul à fin juin	598,1	17,9 %	17,9 %	507,3	0,0	507,3	1,8	505,5
Entreprise :								
Premier trimestre	72,3	13,5 %	13,5 %	63,7		63,7	13,2	50,5
Deuxième trimestre	53,4	62,3 %	62,3 %	32,9		32,9	13,4	19,5
Cumul à fin juin	125,7	30,1 %	30,1 %	96,6	0,0	96,6	26,6	70,0
Services :								
Premier trimestre	13,8	146,4 %	0,0 %	13,8	8,2	5,6		5,6
Deuxième trimestre	15,6	173,7 %	4,0 %	15,0	9,3	5,7		5,7
Cumul à fin juin	29,4	160,2 %	2,1 %	28,8	17,5	11,3	0,0	11,3
Autres activités :								
Premier trimestre	0,7	– 80,6 %	– 82,5 %	4,0	0,4	3,6		3,6
Deuxième trimestre	2,6	– 84,3 %	– 84,8 %	17,1	0,5	16,6		16,6
Cumul à fin juin	3,3	– 83,7 %	– 84,4 %	21,1	0,9	20,2	0,0	20,2
Total premier semestre	756,5	19,1 %	15,7 %	653,8	18,4	635,4	28,4	607,0
Total hors Eurobarajas premier trimestre	381,6	14,6 %	11,7 %	341,5	8,6	332,9	21,2	311,7
Total hors Eurobarajas deuxième trimestre	329,1	19,3 %	15,2 %	285,7	9,8	275,9	– 19,4	295,3
Total hors Eurobarajas premier semestre	710,7	16,7 %	13,3 %	627,2	18,4	608,8	1,8	607,0

(Renvoi 1) Contribution des deux structures acquises au quatrième trimestre 2004 au titre du premier semestre 2004 :

Saggel	17,5
Parcoval	0,9
Services et autres	18,4

Chiffre d'affaires social du premier semestre 2005.

(En millions d'euros)	2005	2004
Premier trimestre	275,6	0,0
Deuxième trimestre	1 600,0	0,0
Cumul à fin juin	1 875,6	0,0

95232

ORAPI

Société anonyme au capital de 1 763 298 €.
Siège social : 12, rue Pierre-Mendès-France, 69120 Vaulx-en-Velin.
682 031 224 R.C.S. Lyon.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires consolidés comparés.
(En milliers d'euros.)

	2004	2005	Variation
Premier trimestre	6 124	6 353	3,73 %
Deuxième trimestre	7 396	6 907	– 6,61 %
Total	13 520	13 260	– 1,92 %

95064

OCEI

Société anonyme au capital de 3 285 680 €.
Siège social : 53, rue d'Hauteville, 75010 Paris.
409 222 007 R.C.S. Paris.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires consolidés comparés.
(En millions d'euros.)

	2005	2004
Premier trimestre	5,2	6,5
Deuxième trimestre	5,5	5,4
Total au 30 juin	10,7	11,9

95000

L'OREAL

Société anonyme au capital de 131 752 432.
Siége social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires du groupe L'Oréal à fin juin 2005.
(En millions d'euros.)

	2005	2004 - IFRS
Premier trimestre :		
Cosmétique	3 481,7	3 427,7
Dermatologie	57,4	56,6
Total premier trimestre	3 539,1	3 484,3
Deuxième trimestre :		
Cosmétique	3 545,6	3 362,6
Dermatologie	78,9	74,6

	2005	2004 - IFRS
Premier semestre :		
Cosmétique	7 027,4	6 790,3
Dermatologie	136,2	131,2
Total premier semestre	7 163,6	6 921,6

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin juin 2005 à données publiées IFRS est de + 3,5 %.

Les effets monétaires ont eu un impact négatif de – 0,7 %.

L'effet net de changement de structure s' élève à + 0,1 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, l'augmentation du chiffre d'affaires du groupe L'Oréal est de + 4,1 %.

2°) L'augmentation du chiffre d'affaires cosmétique est de + 3,5 % à données publiées IFRS et de + 4,1 % à données comparables.

3°) Le chiffre d'affaires consolidé cumulé est calculé à chaque fin de trimestre en reprenant la moyenne des taux de change de fin de mois depuis le début de l'année.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L' Oréal et ses filiales françaises et étrangères.

95111

ORPEA

Société anonyme au capital de 44 826 930 €.
Siège social : 115, me de la Santé, 75013 Paris.
401 251 566 R.C.S. Paris.

Documents comptables annuels.
(Sauf indication contraire, toutes les données monétaires sont exprimées en milliers d'euros/K€.)

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2004.
(En euros.)

Actif	31/12/04 Brut	31/12/04 Amortissements et provisions	31/12/04 Net	31/12/03 Net
Actif immobilisé :				
Immobilisations incorporelles	54 771 933	289 558	54 482 375	50 865 100
Immobilisations corporelles	66 243 302	26 435 191	39 808 111	31 837 659
Immobilisations financières	130 392 518		130 392 518	124 544 733
Total actif immobilisé	251 407 753	26 724 748	224 683 005	207 247 492
Actif circulant :				
Stocks et en-cours	18 810 154	1 067 143	17 743 011	23 624 284
Avances sur commandes	57 556		57 556	61 961
Clients et comptes rattachés	6 339 246	1 356 270	4 982 975	5 006 254
Autres créances	153 493 962	494 859	152 999 103	105 630 403
Valeurs mobilières de placement	3 669 000		3 669 000	390 084
Disponibilités	5 608 502		5 608 502	1 834 306
Charges constatées d'avance	394 539		394 539	204 842
Total actif circulant	188 372 960	2 918 272	185 454 688	136 752 133
Charges à répartir	7 020 478		7 020 478	5 119 882
Primes de remboursement des obligations	210 815		210 815	
Total de l'actif	447 012 006	29 643 020	417 368 985	349 119 508

Passif	31/12/04	31/12/03
Capitaux propres :		
Capital	44 826 930	44 826 930
Primes et réserves	28 096 057	27 786 568
Report à nouveau	17 152 593	11 272 313
Résultat de l'exercice	9 953 996	6 189 770
Provisions réglementées		
Total capitaux propres	100 029 576	90 075 581
Provisions pour risques et charges	5 852 845	4 749 254
Dettes :		
Emprunts et dettes financières	182 304 235	200 249 887
Avances sur commandes en cours	947 597	527 852
Fournisseurs et comptes rattachés	23 798 496	19 192 655
Dettes fiscales et sociales	21 416 223	15 776 351
Autres dettes	81 470 603	18 384 598
Produits constatés d'avance	1 549 410	163 329
Total dettes	311 486 564	254 294 673
Total du passif	417 368 985	349 119 508

II. — Compte de résultat.
(En euros.)

	31/12/04	31/12/03
Chiffre d'affaires	186 384 506	145 413 392
Autres produits d'exploitation et production stockée	- 23 174 243	- 11 697 377
Achats et charges externes	58 783 675	49 777 685
Impôts et taxes	6 995 340	5 309 261
Charges de personnel	79 190 179	65 301 057
Dotations aux amortissements et provisions	5 468 901	3 967 284
Autres charges d'exploitation	896 400	66 037
Résultat d'exploitation	11 875 767	9 294 691
Produits financiers	6 433 583	4 540 593
Charges financières	12 465 945	6 983 242
Résultat financier	- 6 032 362	- 2 442 649
Résultat courant avant impôt	5 843 406	6 852 041
Résultat exceptionnel	5 916 267	2 231 200
Impôts sur les bénéfices	1 805 677	2 893 472
Résultat net	9 953 996	6 189 770

III. — Affectation du résultat.

Décision de la assemblée générale mixte du 29 juin 2005. — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, approuve la proposition du conseil d'administration, et décide d'affecter le bénéfice de 9 953 996 € de l'exercice de la manière suivante :

Bénéfice de l'exercice	9 953 996 €
A la réserve légale	497 700 €
Solde	9 456 296 €

En totalité au compte « Report à nouveau ».

Conformément à la loi, l'assemblée générale constate qu'aucun dividende n'a été distribué au titre des trois exercices précédents.

Cette résolution est adoptée à l'unanimité des voix présentes et représentées ou ayant voté par correspondance.

IV. — Annexes aux comptes sociaux.

1. – Faits marquants de la période.

Le chiffre d'affaires de la société Orpea est en hausse de 28,17 % par rapport au 31 décembre 2003, le résultat net s'élève à 9 954 K€.

Au cours de l'exercice 2004, Orpea a renforcé son réseau d'établissements en France, avec l'acquisition d'une maison de retraite à Cavalaire et l'ouverture de deux maisons de retraite à Creil et Niort.

Le groupe a, comme il l'avait envisagé lors de son introduction en bourse, concrétisé son développement international en s'implantant en Italie. La filiale italienne d'Orpea gère une résidence retraite d'une capacité de 114 lits à Ancône (dans la région des Marches).

Ce développement s'inscrit dans le cadre d'un partenariat local fort avec le groupe Reale Mutua qui est propriétaire de l'immobilier au sein duquel Orpea exerce son activité.

APPROVAL OF THE ACCOUNTS

The consolidated financial statements for the L'Oréal group, closed on December 31st, 2004, with the certificate of the statutory auditors and published in the BALO of April 8th, 2005, page 5603 - 5626, were approved without modification by the annual shareholders' meeting on April 26th, 2005.

"English translation for convenience purpose, only. If any dispute arise, French version should prevail."

Provisions pour risques et charges : Comme précisé dans la note 2.2.9 de l'annexe, votre société constitue des provisions pour risques et charges le cas échéant. Sur la base des éléments disponibles à ce jour, notre appréciation de ces provisions s'est fondée sur une prise de connaissance de la procédure suivie par la société pour procéder à leur estimation, ainsi que sur l'analyse des estimations des avocats comparées à celles de la société. Dans le cadre de nos appréciations, nous nous sommes assurés du caractère raisonnable de ces estimations.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion sans réserve, exprimée dans la première partie de ce rapport.

III. Vérification spécifique. — Par ailleurs, nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations relatives au groupe, données dans le rapport de gestion.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Paris et Paris-La Défense, le 9 mai 2005.
Les commissaires aux comptes :

Fiduciaire d'audit comptable : ROBERT PORTET ;

Ernst & Young Audit : GÉRARD DELPRAT.

96393

NATIOCREDIBAIL

Société anonyme au capital de 32 000 000 €.
Siège social : Le Métropole - La Défense, 46-52, rue Arago, 92800 Puteaux.
998 630 206 R.C.S. Nanterre.

Situation au 30 juin 2005.
(En milliers d'euros)

Actif	Montant
Créances sur établissements de crédit	22 991
Opérations avec la clientèle	2 841
Actions et autres titres à revenu variable	7
Participations et autres titres détenus à long terme	—
Crédit-bail et location avec option d'achat	536 392
Location simple	17 111
Autres actifs	813
Comptes de régularisation	15 538
Total de l'actif	595 693

Passif	Montant
Dettes envers les établissements de crédit	348 519
Opérations avec la clientèle	5 654
Dettes représentées par un titre	16 050
Autres passifs	60 356
Comptes de régularisation	48 102
Provisions pour risques et charges	2 332
Capitaux propres hors FRBG	114 303
Capital souscrit	32 000
Primes d'émission	53 357
Réserves	15 356
Provisions réglementées et subventions d'investissement	13 590
Report à nouveau	377
Total du passif	595 693

Hors bilan	Montant
Engagement donnés :	
Engagement de financement	1 896
Engagements reçus :	
Engagement de garantie	287 523

96400

OLITEC

Société anonyme au capital de 5 500 000 €.
Siège social : 4, rue des Magnolias, 54220 Malzeville.
333 428 670 R.C.S. Nancy.

Les comptes annuels 2004, parus au *Bulletin des Annonces légales obligatoires* du 2 mai 2005, ont été approuvés sans modification à l'assemblée générale du jeudi 30 juin 2005.

L'attestation des commissaires aux comptes a été publiée au *Bulletin des Annonces légales obligatoires* du 13 mai 2005.

96403

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège administratif : 41, rue Martre, 92117 Clichy.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Approbation des comptes.

Les comptes sociaux et consolidés de L'Oréal arrêtés au 31 décembre 2004, revêtus de l'attestation des commissaires aux comptes et publiés au *Bulletin des Annonces légales obligatoires* du 8 avril 2005, pages 5603 à 5626, ont été approuvés sans modification par l'assemblée générale ordinaire des actionnaires du 26 avril 2005.

96414

OUDINOT FINANCE
(Capital détenu directement à 100 % par Finaxa.)

Société par actions simplifiée au capital de 9 029 380,32 €.
Siège social : 23, avenue Matignon, 75008 Paris.
425 073 244 R.C.S. Paris.

Les comptes annuels clos au 31 décembre 2004, approuvés par l'assemblée générale du 21 juin 2005, ont été publiés dans la « Gazette du Palais » du 23 août 2005.

96386

RIBER

Société anonyme à directoire et conseil de surveillance au capital de 3 035 523,20 €.
Siège social : 133, boulevard National, 92500 Rueil-Malmaison.
343 006 151 R.C.S. Nanterre.

Chiffres d'affaires comparés.
(En milliers d'euros.)

	2005	2004	2005 / 2004
1°) Société-mère :			
Premier trimestre	726	1 865	− 61,1 %
Deuxième trimestre	4 865	1 313	+ 270,5 %
Total	5 591	3 178	+ 75,9 %
2°) Groupe consolidé :			
Premier trimestre	1 038	1 321	− 21,4 %
Deuxième trimestre	4 388	2 324	+ 88,8 %
Total	5 426	3 645	+ 48,9 %

96360

SOFINCO

Société anonyme au capital de 142 172 589 €.
Siège social : 27, rue de la Ville l'Evêque, 75008 Paris.
542 097 522 R.C.S. Paris.

Situation au 30 juin 2005.
(En milliers d'euros.)

Actif	Montant

L'ORÉAL 2005



Letter to shareholders

First half 2005 results of the L'Oréal group

Autumn 2005

No. 34

L'ORÉAL PROFESSIONNEL PARIS

REDKEN 5TH AVENUE NYC

MATRIX

L'ORÉAL PARIS

GARNIER

MAYBELLINE NEW YORK

SOFTSHEEN·CARSON

LANCÔME PARIS

BIOTHERM

HELENA RUBINSTEIN

GIORGIO ARMANI PARFUMS

RALPH LAUREN

cacharel

Kiehl's SINCE 1851

shu uemura

VICHY LABORATOIRES

LA SANTÉ PASSE AUSSI PAR LA PEAU.

LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

OBJECTIVE FOR 2005:
another year of double-digit earnings per share growth

FIRST HALF RESULTS: IN LINE WITH ANNUAL PROJECTIONS

- Second quarter sales growth: +5.4%.
- Operating profit: **€1,115 million** or 15.6% of sales.
- Gradual improvement in exchange rate impact.
- Diluted earnings per share: +4.5%.


L'ORÉAL
RÉSULTATS
SEMESTRIELS
Vendredi 2 septembre 2005

Commenting on the results, Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, said: *"The faster sales growth recorded in the second quarter should continue in the second half, in view of the more intensive programme of product launches and promotional activities. Although a single half-year's performance has limited significance, the results of the first six months are in line with our projections. In 2005, L'Oréal should once again achieve double-digit earnings per share growth".*

Main indicators (€ millions)	At June 30th 2005 IFRS	At June 30th 2004 IFRS pro forma*	At June 30th 2004 IFRS
Sales	**7,164**	**6,922**	**6,922**
Operating profit before exchange gains and losses	1,123	1,087	1,087
Operating profit	1,115	1,115	1,115
Pre-tax profit	1,257	1,242	1,330
Net profit after minority interests	892	878	947
Net profit excluding non-recurrent items (1)	**892**	**875**	
Earnings per share (2) (€)	1.40	1.34	

* For purposes of comparison, the pro forma profit and loss account presented has been restated to allow for the deconsolidation of Sanofi-Synthélabo on January 1st 2004:
- by replacing the share in the net profit of Sanofi-Synthélabo by the dividends received;
- and by neutralising the dilution capital gain, net of tax, relating to these shares.

(1) Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.
(2) Earnings per share: diluted net earnings per share based on the net profit excluding non-recurrent items after minority interests.

Constantly improving **financial information quality**

To prepare for the presentation of its results for the first half of 2005, L'Oréal has continued to improve the quality of its financial information by introducing a new presentation of its profit and loss account. It is now presented under headings based on destination.

In addition to presenting its profit and loss account in this new structure, L'Oréal has for the first time published the operating profitability of each of its divisions.

PROFIT AND LOSS ACCOUNT: NEW PRESENTATION BY DESTINATION

BY NATURE	BY DESTINATION
Net sales	**Net sales**
Purchases and variation in inventories	Cost of sales
Personnel costs	**Gross profit**
External charges	Research & development
Taxes and similar payments	Advertising & promotion
Depreciation	Selling, general & administrative expenses
Charges to provisions	
Operating profit	**Operating profit before foreign exchange gains and losses**
Exchange gains and losses	Foreign exchange gains and losses
Adjusted operating profit	**Operating profit**

OPERATING PROFIT OF BRANCHES AND DIVISIONS
(as % of sales)

	2004
Professional Products	19.0%
Consumer Products	16.8%
Luxury Products	20.1%
Active Cosmetics	18.6%
COSMETICS TOTAL	18.0%
*Non-allocated**	*– 2.8%*
COSMETICS BRANCH	**15.3%**
DERMATOLOGY BRANCH	17.3%
GROUP	**15.3%**

* Non-allocated: group central expenses, fundamental research expenses, stock option costs and miscellaneous expenses (as % of total sales).

L'Oréal listens to **its shareholders**

To maintain close dialogue with all its shareholders, the group organises shareholder meetings in major French cities, in order to present the group's latest achievements and to answer topical questions about the group's development.

Shareholder meetings

On **September 6th 2005** at *the Palais des Congrès* in **Nice**, L'Oréal took part in a meeting organised by the CLIFF (Society of Investor Relation Managers in France) and the FFCI (French Investment Club Federation). Some three hundred people were present for the presentation of the group's results for the first half of 2005. The next meeting with our shareholders will take place in **Toulouse** on **November 4th 2005**. To request your invitation, please call +33 1 40 14 80 50.


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Actionaria show 2004.

Actionaria show

For the second year running, L'Oréal will be taking part in the Actionaria show, to be held on **November 18th and 19th 2005, at the *Palais des Congrès* in Paris** (Porte Maillot – 75017). We very much hope to see you there. To request your invitation, please call: +33 1 47 56 71 90. When L'Oréal took part in Actionaria show for the first time in November 2004, the group's stand was visited by some 1,500 people. Shareholders welcomed the group's decision to take part, and demonstrated their strong loyalty to the company.

Consumer Products Division

L'ORÉAL PARIS > success for the men's skincare range: Men Expert

Launched in a large number of countries last autumn, L'ORÉAL PARIS is well on the way to meeting its ambitious aim: to create a market for men's skincare products in mass-market outlets. Today the Men Expert range **is the market leader in men's skincare** in the countries where it has been launched, which include **France** and the **United States**.


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Acquisition of DELIAL

On August 30th 2005, L'Oréal group acquired DELIAL, the suncare brand, from Sara Lee International.
Founded 70 years ago, DELIAL is one of the leading brands of suncare in Europe, especially in Spain where it ranks among the top three brands on the market. The DELIAL range will join the GARNIER portfolio and will benefit from solar filter technologies developed in the group's laboratories.

Professional Products Division

KÉRASTASE > Kérastase Réflection: the first "mirror effect" haircare product



KÉRASTASE has created the first haircare products that reflect light: Réflection, **the first haircare line specially dedicated to coloured hair**. Today more than 2/3 of women* colour their hair (69% in Europe, 80% in Japan and 62% in the United States). To meet their aspirations, KÉRASTASE is launching Réflection, a haircare product that embodies a technological breakthrough: the Fibrionic system, first used in the textile industry, which transforms the hair into a veritable mirror surface, reflecting light from the root of the hair follicle to the tip.

** Sofres survey of the five main European countries, 2003.*

Luxury Products Division



LANCÔME > a major women's perfume: Hypnôse

Through the launch of a new women's fragrance, the Lancôme teams are looking to create a third flagship product alongside Trésor and Miracle. With Hypnôse, Lancôme is moving into a universe of seduction and mystery. The fragrance is a subtle blend of vanilla, passionflower and vetiver, white flowers and sambac jasmin. Meanwhile, the bottle, shaped like the figure of a woman, is a reinterpretation of the prestigious Magie bottle created in 1950.
Hypnôse, launched in **September in Europe** and in Travel Retail outlets, will roll out **in early 2006 in the United States, Asia and Latin America.**

Active Cosmetics Division

INNÉOV > 3rd launch: Innéov renutrition smoothing

Laboratoires Innéov, a joint venture in nutritional cosmetics between L'Oréal and Nestlé was founded in 2002. Although the European market for nutritional beauty complements is still modest, this only makes its potential even more promising. In Europe (Germany, Italy, Belgium, Spain and France), the average annual growth rate of this market is 10% in value terms. And INNÉOV is making an active contribution to this success with its third product launch: Innéov renutrition smoothing, the **first product to combat dry skin through a nutritional process**, and significantly increase the proportion of lipids in the epidermis. The first countries chosen as launch targets are Germany, Belgium, Spain, Portugal and France.



Tribute to François Dalle

Chairman of L'Oréal from 1957 to 1984, François Dalle died on August 9th 2005. Sir Lindsay Owen-Jones pays a special tribute to him for his extraordinary contribution to the development of L'Oréal, both in terms of the group's growth and in its international coverage.



“ For me and for several generations of L'Oréal people, he was an outstanding mentor. He was a deeply generous man, always eager to share ideas and pass on his know-how, his experience and his values. He recognised talent in his staff and was always demanding of them yet constantly cheerful and attentive to their needs. His commitment and the ambition that he instilled in the group, his vision of the future, his sense of anticipation and strategy were absolutely remarkable. His example still guides our action today. ”

Sir Lindsay Owen-Jones

François Dalle wrote a decisive chapter in the history of L'Oréal. His love of humanity, his intuitive feeling for consumer demands, his affection for our products and his commanding knowledge of the scientific aspects of our business, all made him a pioneer and an exceptional manager, who fought relentlessly to build a leader in the cosmetics industry.

He turned L'Oréal, a brand known mostly in France, into a multi-brand group built on innovation and for which he laid the foundations of its international development.

He was a visionary, a man of intuition, anticipation and human contact, who, for more than forty years at the head of our organisation, imposed a unique vision of the marketplace and its consumers.

His greatest achievements

His desire to always "seize up-and-coming trends" made him a pioneer in a number of areas:

- Just like Eugène Schueller, the founder of L'Oréal whose deputy he had been, François Dalle relied on research as the driving force to growth and made it one of the organisation's top priorities. He strove constantly to strengthen our workforce: starting with 25 research staff when he arrived at L'Oréal, numbers grew to more than 1,000 in the mid-eighties. With his ongoing commitment to state-of-the-art technologies, he helped give the cosmetics industry a truly scientific base.
- Products conceived by his research teams still enjoy considerable success on world markets, such as Elnett hair lacquer from L'Oréal, Préférence hair colourant, the Plénitude skincare range (Dermo Expertise), Elsève, Majirel colourant from L'Oréal Professionnel, and the perfumes Anaïs Anaïs from Cacharel or Drakkar from Guy Laroche.
- He distributed the group's brands via all channels likely to boost sales, something that no other group had done before. For 45 years the L'Oréal brand had been sold exclusively by hairdressers but at the beginning of the fifties it became available for the first time through retail outlets. By buying out new brands, the group also ensured a place for itself in the luxury goods and pharmacy outlets.

He was on the lookout for outlets for his brands across the whole world. He deployed them throughout all of his European subsidiaries. Furthermore he signed distribution agreements in the major markets of the world, firstly in the United States where he was chief executive in 1953 and then in Japan in 1963. Agents were also recruited to represent the brands in many countries and subsidiaries were created, especially in Latin America.

L'Oréal on the stock market

By providing the company with new means of development through the stock market flotation for example in 1963, François Dalle produced an impulse that was decisive in turning L'Oréal into a major player.

"The stock market has finally turned out to be a genuine incentive for increasing the company's sales and profits." *François Dalle.*



The career of François Dalle

After joining Monsavon, which was then the property of Eugène Schueller, in 1942, François Dalle was appointed Group Executive Vice-President of L'Oréal 6 years later. In 1951, when Monsavon and L'Oréal were merged into a single entity, he became Chief Executive Officer. He was Mr Schueller's closest advisor. Following Mr Schueller's death in 1957, François Dalle was appointed Chairman and Chief Executive Officer of L'Oréal, a position he held for more than 27 years. He was a director of L'Oréal from 1950 until April 2005, and a director of Nestlé S.A. (Switzerland) from 1974 to 1989.